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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Tikcro Technologies, Ltd.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                   M8790M 11 2
                                 (CUSIP number)

                                   Eric Paneth
                             126 Yigal Allon Street
                              Tel Aviv 67443 Israel
                                 972-3-696-2121
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 31, 2008
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP  No. M8790M 11 2              SCHEDULE 13D

1. Names of Reporting Persons
   Eric Paneth

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                    (b) [ ]

3. SEC USE ONLY


4. SOURCE OF FUNDS                                    PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)         [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION               Israel

                             7. SOLE VOTING POWER              1,051,265
NUMBER OF
SHARES                       8. SHARED VOTNG POWER                98,837
BENEFICIALLY
OWNED BY EACH                9. SOLE DISPOSITIVE POWER         1,051,265
REPORTING PERSON
WITH                        10. SHARED DISPOSITIVE POWER          98,837


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,150,102

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN  SHARES           [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.5%

14. TYPE OF REPORTING PERSON

                  IN






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Item 2. Identity and Background

Item 2(c) is hereby amended by adding the following:

         The Reporting Person is also the Chief Executive Officer of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

         The Reporting Person used his own personal funds to purchase 88,400 Ordinary Shares for an aggregate price of $44,200.

Item 4. Purpose of Transaction

Item 4 is amended and restated as follows:

         The reporting person is holding the Ordinary Shares he beneficially owns for purposes of investment. The Reporting Person intends to review on a continuing basis his investment in the Ordinary Shares and take such actions with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Ordinary Shares as well as disposing of Ordinary Shares, in whole or in part, at any time, subject to the terms of applicable laws. Any such decision would be based on an assessment by the Reporting Person of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Ordinary Shares, the condition of the securities markets, the economic and political environment in Israel, general economic and industry conditions and other opportunities available to or matters affecting the Reporting Person.

Item 5.  Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

         The aggregate of 1,150,102 Ordinary Shares beneficially owned by the Reporting Person, representing 13.5% of the issued and outstanding Ordinary Shares of the Issuer, include 1,051,265 Ordinary Shares held directly by the Reporting Person as well as 98,837 Ordinary Shares held by Lashtar Ltd., an Israeli company of which the Reporting Person is the controlling shareholder. This computation is based on 8,514,757 Ordinary Shares outstanding on December 31, 2008.

(c) The Reporting Person effected the following purchases of an aggregate of 88,400 Ordinary Shares in open market transactions on the OTC Bulletin Board on the respective dates and at the respective prices set forth below:

             -------------------------- ------------------------ ------------
                                               Number of           Price
                 Date of Purchase          Shares Purchased        per Share
             -------------------------- ------------------------ ------------
             December 8, 2008           45,000                   $0.50
             -------------------------- ------------------------ ------------
             December 15, 2008          6,000                    $0.50
             -------------------------- ------------------------ ------------
             December 22, 2008          10,000                   $0.50
             -------------------------- ------------------------ ------------
             December 23, 2008          20,000                   $0.50
             -------------------------- ------------------------ ------------
             December 31, 2008          7,400                    $0.50
             -------------------------- ------------------------ ------------

Except as described herein, no transactions in the Ordinary Shares were effected by the reporting Person during the 60 days prior to the date of this Schedule 13D.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: December 31, 2008


                                 By: /s/ Eric Paneth
                                     ------------------
                                     Eric Paneth